Exhibit 99.1

Jaguar Mining Responds to Market Speculation

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, April 11, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) is issuing this press release in response to recent market speculation and increased trading volume in its shares.  Jaguar is not aware of any developments that would merit such trading activity.

The strategic review process initiated by the Board of Directors and led by the Special Committee is continuing and the Board will provide further updates to shareholders as circumstances warrant.  There can be no assurance that this strategic review process will result in Jaguar entering into or consummating any change of control or merger transaction.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 15:56e 11-APR-12